SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

API Technologies Corp.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

00187E203
(CUSIP Number)

Phillip DeZwirek
2300 Yonge Street, Suite 1710
Toronto, ON M4P 1E4
(416) 593-6543
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

January 21, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisitions which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 03761M 20 3

1	NAME OF REPORTING PERSON	Icarus Investment Corp. f/k/a/ Can-Med Technology, Inc. d/b/a Green Diamond Oil Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS		N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		Ontario Corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	956,449
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	956,449
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		956,449
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		3.1%1
14	TYPE OF REPORTING PERSON (See Instructions)		CO

(1)
Using number in 11 divided by number of outstanding shares of Common Stock and Exchangeable Shares, that for purposes of this Schedule 13D includes all shares issuable upon conversion of all outstanding Exchangeable Shares of API Nanotronics Sub, Inc.

SCHEDULE 13D/A

CUSIP No. 03761M 20 3

1	NAME OF REPORTING PERSON	Icarus Investment Corp., a Delaware corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS		N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	195,834
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	195,834
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		195,834
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		0.6%1
14	TYPE OF REPORTING PERSON (See Instructions)		CO

(1)
Using number in 11 divided by number of outstanding shares of Common Stock and Exchangeable Shares, that for purposes of this Schedule 13D includes all shares issuable upon conversion of all outstanding Exchangeable Shares of API Nanotronics Sub, Inc.

SCHEDULE 13D/A

API Technologies Corp.
Filed by
Icarus Investment Corp., an Ontario corporation
Icarus Investment Corp., a Delaware corporation

This Amendment No. 3 amends and supplements the Form 13D originally filed October 19, 2007 with respect to the common stock, $0.01 per share value (“Common Stock”) of API Technologies Corp. (the “Issuer”), as amended by an Amendment No. 1 filed June 24, 2008, and amendment No. 2 filed July 6, 2009 by Icarus Investment Corp., an Ontario corporation (“Icarus Ontario”) and Icarus Investment Corp., a Delaware corporation (“Icarus Delaware”).  This amendment is being filed to reflect an issuance by the Issuer of 22 million shares of Common Stock, which decreased the percentage owned by each Reporting Person below 5%.  This Amendment No. 3 also reflects a 1 for 4 reverse stock split that was effective on December 28, 2010. Unless otherwise indicated herein, terms used and defined in this Schedule 13D amendment shall have the same respective meanings herein as are ascribed to such terms in the original Schedule 13D, as amended.

Item 4.  Purpose of Transaction.

On January 21, 2011, Issuer acquired SenDEC Corp., a New York corporation (“SenDEC”) pursuant to an Agreement and Plan of Merger among Issuer, SenDEC, Vintage Albany Acquisition, LLC, a Delaware limited liability company (“Parent”), and API Merger Sub, Inc., a New York corporation.  Parent received from Issuer 22 million shares of the common stock of the Issuer as consideration.  Such issuance reduced the percentage of Common Stock of Issuer beneficially owned by Reporting Persons below 5%.

The Reporting Persons, through Phillip DeZwirek and Jason DeZwirek, will continuously analyze the operations, capital structure, and markets of companies in which it invests, including the Issuer.  The Reporting Persons, through their officers and directors, may participate in interviews or hold discussions with third parties or with management in which the Reporting Persons' representatives may suggest or take a position with respect to potential changes in the operations, management, or capital structure of such companies as a means of enhancing shareholder value.  Such  suggestions or positions may relate to one or more of the transactions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a), including without limitation, such matters as disposing of one or more businesses; selling the Issuer or acquiring another company or business; changing operating or marketing strategies; restructuring the Issuer’s capitalization; or entering into agreements with third parties relating to acquisition of securities issued or to be issued by the Issuer.

Further, subject to and depending upon the availability of prices deemed favorable by the Reporting Persons, the Reporting Persons may choose to purchase additional shares of Common Stock of Issuer from time to time in the open market, in privately negotiated transactions with third parties, by exercising options or warrants, or otherwise.  In addition, depending upon prevailing conditions or other factors, the Reporting Persons may determine to dispose of shares of Common Stock currently in the open market, in privately negotiated transactions with third parties, or otherwise.

Except as described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a).

Item 5.  Interest in Securities of the Issuer.

(a)
Icarus Ontario is deemed to beneficially own all 956,449 shares of Common Stock it owns directly, including the 233,334 shares of Common Stock into which a note held by Icarus Ontario is convertible, and 123,593 shares of Common Stock underlying warrants held by Icarus Ontario, which in the aggregate represents 3.1% of the outstanding Common Stock of Issuer.  Icarus Delaware is deemed to beneficially own all 195,834 shares it owns directly, which in the aggregate represents 0.6% of the outstanding Common Stock of Issuer.

(b)
Icarus Ontario and Icarus Delaware are each controlled by Phillip DeZwirek and Jason DeZwirek.  Phillip DeZwirek is the father of Jason DeZwirek.  Phillip DeZwirek is a director and president of both Icarus Delaware and Icarus Ontario.  Jason DeZwirek is a director, vice president and treasurer of both Icarus Delaware and Icarus Ontario.  Therefore, through their joint control of both Icarus Delaware and Icarus Ontario, Phillip DeZwirek and Jason DeZwirek share voting power and dispositive power with respect to the shares owned by Icarus Ontario and Icarus Delaware.

(c)	The Reporting Persons have not effected any transactions in the Common Stock of Issuer in the past 60 days.

(d)
The other shareholders of Icarus Ontario have a right to receive a portion of any dividends from or proceeds of a sale of the stock of Issuer owned by Icarus Ontario as a result of their ownership of a portion of the equity of Icarus Ontario.  However, Icarus Ontario has no obligation to distribute to its shareholders either dividends or proceeds of a sale of Common Stock.

(e)	Each Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock of Issuer on January 21, 2011.

Item 7.  Material to be Filed as Exhibits.

I.  Joint Filing Statement

Signatures.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 24, 2011

Icarus Investment Corp., a Delaware corporation

By:	/s/ Phillip DeZwirek
Phillip DeZwirek, President

Icarus Investment Corp., an Ontario corporation

By:	/s/ Phillip DeZwirek
Phillip DeZwirek, President

SCHEDULE 13D/A

Exhibit I

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1)(iii) of the Securities Exchange Act of 1934, each of the undersigned agrees that a single joint Schedule 13D and any amendments thereto may be filed on behalf of each of the undersigned with respect to the securities held by each of them in API Technologies Corp.

Dated: January 24, 2011

Icarus Investment Corp., a Delaware corporation

By:	/s/ Phillip DeZwirek
Phillip DeZwirek, President

Icarus Investment Corp., an Ontario corporation

By:	/s/ Phillip DeZwirek
Phillip DeZwirek, President